Shinhan Bank’s Board Resolution to Convene General Shareholders’ Meeting
for the Fiscal Year of 2010

On March 7, 2011, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2010 as follows:

1. Date and Time: March 22, 2011, 09:20 in Seoul Time

2.	Venue: Conference room, 6th floor / Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu,

Seoul, Republic of Korea

3.	Agenda:

1) Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained
Earnings for the fiscal year of 2010 (January 1, 2010 ~ December 31, 2010)

2) Approval of Revision to Articles of Incorporation

3) Approval of Director Remuneration Limit

4) Appointment of Directors